DCA Total Return Fund
518 17th Street, Suite 1200
Denver, CO 80202

August 13, 2010

<u>**Via EDGAR**</u>

Ms. Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street NE
Washington DC 20549-4720

Re: DCA Total Return Fund / DCW Total Return Fund (each, a "Registrant" or "Fund")
       Sarbanes-Oxley Act Review – Dec. 31, 2009 Audited Financials and Related Documents

Dear Ms. DiAngelo:

On behalf of each Registrant, in response to the Staff's oral comments provided on July 13, 2010, enclosed please find a summary of each comment accompanied by each applicable Registrant's response.

STAFF COMMENTS TO FIDELITY BOND FILING:

1. **Staff Comment**: Each Fund's fidelity bond filing for the period from February 23, 2010 to February 23, 2011 appears to have been filed on March 9, 2010 via EDGAR as correspondence, rather than as a "40-17G" filing. Please refile the fidelity bond via EDGAR for each Fund as a "40-17G" filing.

Registrant's Response: *Comment complied with. EDGAR fillings were made on July 22, 2010.*

STAFF COMMENTS TO FORM N-PX FOR THE PERIOD ENDING JUNE 30, 2009:

2. **Staff Comment**: Each Fund's Form N-PX appears to contain several proxies that either were un-voted or for which there was no management recommendation. Please explain.

Registrant's Response: *With respect to the un-voted securities, during the period July 1, 2008 to June 1, 2009, it was discovered by Dividend Capital Investments (the "Adviser") that certain proxy voting records were not voted by the Funds. All hard copy proxies had been addressed to*

Ms. Christina DiAngelo
August 13, 2010
Page 2

the Adviser's former trader, and the hard copy proxy statements were inadvertently thrown away due to the fact that the trader was no longer employed by the Adviser. By the time it was discovered that certain proxy votes were due to be cast, the Adviser worked with each Fund's custodian to obtain control numbers in order to vote the proxies online. However, in several cases, the Adviser missed the voting deadline due to the fact that the custodian could not track down the necessary control numbers in a timely fashion. Each Fund's Form N-PX filing documents these un-voted proxies. Operational changes were made by the Adviser to mitigate the possibility of this type of event occurring in the future.

   With respect to the two additional securities for which there was no management recommendation:

- *INFOSYS TECHNOLOGIES LIMITED aka INFOSYS TECHNOLOGIES LTD (DCA & DCW Funds)*

- *AMERICA MOVIL, S.A.B. DE C.V. aka AMERICA MOVIL SA (DCW Fund only)*

both are American Depositary Receipts for foreign issuers, and the applicable proxy materials did not contain a management recommendation. In future filings, for clarity, the "Management Recommendation" columns for these types of situations will be marked "None."

STAFF COMMENTS TO FORM N-CSR FOR THE PERIOD ENDING DECEMBER 31, 2009:

3. **Staff Comment**: On pages 6 and 8 of the 2009 Annual Report, DCA and DCW have respectively included a graph showing the trading history of the fund and a table showing the average annual total return of the fund for specified periods. With respect to future annual reports in which such a graph or table is included, please also include a statement to the effect that "the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares" pursuant to Item 27(b)(7)(ii)(B) of Form N-1A.

Registrant's Response: *Each Registrant represents that it will include such language as requested by the Staff.*

4. **Staff Comment**: On page 27 of the 2009 Annual Report, the category entitled "Other Expenses" appears to exceed 5% of the Total Expenses for each Fund. Please confirm that no single line item within the Other Expenses category exceeds 5% of Total Expenses for the applicable Fund.

Registrant's Response: *After reviewing the line items within the Other Expenses category for this particular filing, it was determined DCA's insurance expenses represented 5.82% of Total Expenses, and DCA's insurance expenses represented 6.45% of Total Expenses. These items were inadvertently included within Other Expenses in conformity with recent practice, in part because in no prior year did either line item nor other line items in the Other Expenses individually exceed the 5% level. The Registrants will modify their procedures and implement a control going forward to test each expense item for this 5% level in each applicable future report.*

Ms. Christina DiAngelo
August 13, 2010
Page 3

5. **Staff Comment**: On page 28 of the 2009 Annual Report, it appears that DCA recognized a return of capital in both 2009 and 2008, and DCW recognized a return of capital in 2008. Please confirm that both Funds fulfilled the requirements under Section 19(a) of the Investment Company Act of 1940, as amended, including the shareholder notice requirements.

Registrant's Response: *Each Registrant confirms that its obligations with respect to Section 19(a) of the 1940 Act were fulfilled with respect to such returns of capital.*

6. **Staff Comment**: On page 33 of the 2009 Annual Report, in footnote 1 to the financial statements, the Registrants do not disclose whether they are diversified with respect to Section 5(b)(1) of the 1940 Act. Please include such disclosure in future annual and other periodic reports, as applicable.

Registrant's Response: *Each Registrant represents that it will include such language in future annual and other applicable periodic reports as requested by the Staff.*

7. **Staff Comment**: On page 33 of the 2009 Annual Report, in footnote 1 to the financial statements, each Registrant states that its primary investment objective is high current income and that its secondary objective is capital appreciation. On page 50 of the 2009 Annual Report, in footnote 11 to the financial statements, each Registrant states that such objectives were changed in March 2009 to an objective of total return. Please clarify in future annual and other periodic reports, as applicable.

Registrant's Response: *Each Registrant represents that it will revise the disclosure in footnote 1 in future annual and other applicable periodic reports to reflect its current investment objectives.*

8. **Staff Comment**: On page 44 of the 2009 Annual Report, in footnote 5 to the financial statements, please include a brief definition of average daily managed assets in future annual and other periodic reports, as applicable.

Registrant's Response: *Each Registrant represents that it will include such language in future annual and other applicable periodic reports as requested by the Staff.*

9. **Staff Comment**: With respect to Form N-CSR, Item 4(c), for future annual Form N-CSR filings made by each Registrant, please include a footnote to the Tax Fees paid for the fiscal year ended December 31, 2009, clarifying the nature of such payments.

Registrant's Response: *Each Registrant represents that it will include such language as requested by the Staff.*

* * *

Ms. Christina DiAngelo
August 13, 2010
Page 4

The Registrant hereby acknowledges that:

- the actions of the Commission or the Staff, acting pursuant to delegated authority, in providing these comments do not foreclose the Commission from taking any action with respect to these filings;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in providing these comments do not relieve either Registrant from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and

- neither Registrant may assert these actions as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (303) 226-9885.

Very truly yours,

/s/ Jeffrey Taylor

Jeffrey Taylor
President, DCA Total Return Fund
President, DCW Total Return Fund

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP